UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 2)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

BRP Inc.

(Exact name of Issuer as specified in its Charter)

Quebec, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

BRP Inc.

(Name(s) of Person(s) Filing Statement)

Subordinate Voting Shares

(Title of Class of Securities)

05577W200

(CUSIP Number of Class of Securities)

726 Saint-Joseph Street

Valcourt, Quebec

Canada, J0E 2L0

(450) 532-6154

Attention: Martin Langelier

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Warren Katz Aniko Pelland Stikeman Elliott LLP 1155 René-Lévesque Blvd. West Montreal, Quebec Canada, H3B 3V2 (514) 397-3000	Rachel Phillips Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 841-8857

March 31, 2022

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13E-4F (as amended, the “Schedule 13E-4F”) filed with the Securities Exchange Commission on March 31, 2022 by BRP Inc. (the “Company”), a company organized under the laws of Canada, in connection with the Company’s substantial issuer bid/tender offer (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to CDN$250 million of its outstanding subordinate voting shares (“Subordinate Voting Shares”) at a purchase price that will allow it to purchase the maximum number of Subordinate Voting Shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding CDN$250 million, on and subject to the terms and conditions set forth in the Offer to Purchase and Circular dated March 31, 2022 and the accompanying Letter of Transmittal.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•

The SIB expired at 5:00 pm (Montreal time) on May 6, 2022. In accordance with the terms and conditions of the SIB and based on the preliminary count by Computershare Investor Services Inc. (“Computershare”), as depositary for the SIB, the Company expects to take up and purchase for cancellation 2,427,184 Subordinate Voting Shares at a price of CDN$ 103.00 per Subordinate Voting Share under the SIB, representing an aggregate purchase price of approximately CDN$ 250 million and 3% of the total number of the Company’s issued and outstanding Subordinate Voting Shares and multiple voting shares at the time the SIB was announced. The number of Subordinate Voting Shares to be purchased, the proration factor and the purchase price under the SIB are preliminary, subject to verification by Computershare and assume that all Subordinate Voting Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period.

•	Reference is hereby made to the press release issued by the Company on May 9, 2022, a copy of which is attached hereto as Exhibit 99.6.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Amendment No. 2:

Exhibit Number	Description

99.6	Press release of BRP Inc., dated May 9, 2022

107.1	Filing Fee Table

SIGNATURES

By signing this Amendment No. 2, the person filing the Amendment No. 2 consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2022

BRP INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Senior Vice-President, General Counsel & Public Affairs